Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross Russia mines operating according to plan, unaffected by sanctions

Toronto, Ontario, February 23, 2022 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (the “Company”) announced today that its operations in Russia are operating according to plan and currently remain unaffected by U.S. sanctions announced on February 22, 2022.

Kinross has successfully operated in Russia for more than 25 years and has previously managed through similar situations while complying with applicable laws.

The Company has diversified procurement and logistics structures in Russia, with the majority of its procurement coming from within the country. Approximately 98% of the employees of Kinross’ Russian subsidiaries are Russian locals, and given the ice road supply season, its operations have a full year of supplies on hand.

Kinross refines gold produced from its Russian mines in-country and retains flexibility to sell its gold domestically and internationally. In 2022, Kinross expects approximately 13% of its global production to come from Russia. Kinross operations are located in the Russian Far East and are approximately 7,000 kilometres away from Ukraine.

The Company will continue to closely monitor sanction developments.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Vice-President, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained in this news release, including any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995 and are based on the expectations, estimates and projections of management as of the date of this news release, unless otherwise stated. Forward-looking statements contained in this presentation include, without limitation, statements with respect to: the effects U.S. sanctions are having, or may have, on the Company and its Russian operations; the ability of the Company to sell gold from its Russian operations domestically and internationally; the Company’s continuing ability to procure supplies for its Russian operations both from within Russia and outside of it; the Company’s expectation for Russian production as a percentage of its global production this year and the Company’s belief that its Russian operations have a full year of supplies on hand. The words “continue”, “expect”, “on hand”, “plan”, “retain”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are, necessarily, based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2021 and the Annual Information Form dated March 30, 2021. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Source: Kinross Gold Corporation

www.kinross.com